UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of MAY 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 5, 2006 Vermilion Energy Trust filed form 51-102F3 - Material Change Report relating to the Trust’s unitholders approving a Unitholder Rights Plan (the “Plan”) at VET’s AGM. The Plan is similar to existing rights plans adopted by other Canadian public issuers. The Plan was implemented by way of a Unitholder Rights Agreement (the "Agreement") dated effective May 5, 2006 between the Trust and Computershare Trust Company of Canada, as rights agent (the "Rights Agent"). The Board of Directors of Vermilion Resources Ltd. determined that it is in the best interests of the Trust to adopt the Plan.

Also, on May 15, 2006, Vermilion announced $0.17 cash distribution for June 15, 2006 payment date and exchangeable share ratio increase for May 15, 2006.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

Date: May 16 , 2006.	By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer

Exhibit A

VERMILION ENERGY TRUST

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Vermilion Energy Trust
2800, 400 - 4th Avenue S.W.
Calgary, Alberta T2P 0J4

2.	Date of Material Change:

May 5, 2006

3.	News Release

A press release disclosing the material change was issued through Canada NewsWire on May 5, 2006.

4.	Summary of Material Change:

On May 5, 2006, at Vermilion Energy Trust’s (the “Trust”) annual and special meeting of unitholders, the Trust’s unitholders approved a Unitholder Rights Plan (the “Plan”). The Plan is similar to existing rights plans adopted by other Canadian public issuers. The Plan was implemented by way of a Unitholder Rights Agreement (the "Agreement") dated effective May 5, 2006 between the Trust and Computershare Trust Company of Canada, as rights agent (the "Rights Agent"). The Board of Directors of Vermilion Resources Ltd. determined that it is in the best interests of the Trust to adopt the Plan.

The Plan was not adopted in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The adoption of the Plan is not intended as a means to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

5.	Full Description of Material Change

On May 5, 2006, Vermilion Energy Trust (the “Trust”) announced that at the Trust’s Annual and Special Meeting of Unitholders on May 5, 2006 its unitholders approved the adoption of a Unitholder Rights Plan (the "Plan"), similar to existing unitholder rights plans adopted by other Canadian public issuers. The Plan was implemented by way of a Unitholder Rights Agreement (the "Agreement") dated effective May 5, 2006 between the Trust and Computershare Trust Company of Canada as rights agent (the "Rights Agent"). The Board of Directors of Vermilion Resources Ltd. (the “Board”) determined that it is in the best interests of the Trust to adopt the Plan.

The objectives of the Plan are to ensure, to the extent possible, that all unitholders of the Trust are treated equally and fairly in connection with any takeover bid for the Trust. The Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust.

The Plan was not adopted in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The adoption of the Plan is not intended as a means to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

The Plan replaces a prior unitholder rights plan of the Trust which terminated in accordance with its terms at the termination of the Annual and Special Meeting of Unitholders.

The following is a summary of the terms of the Plan:

Term

The Plan will remain in effect until termination of the annual meeting of unitholders of the Trust in 2009 unless the term of the Agreement is extended beyond such date by resolution of unitholders at such meeting.

Issue of Rights

One right (a "Right") was issued by the Trust pursuant to the Agreement in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (the "Record Time"). One Right will also be issued for each additional Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting units to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Plan or a Permitted Bid) Beneficial Ownership (as defined in the Plan) of 20% or more of the voting units of the Trust is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per unit until the Rights separate from the underlying Trust Units and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which unitholders currently trade their Trust Units.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a unitholder whereby the unitholder agrees to deposit or tender voting units to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)    the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)    the unitholder who has agreed to tender voting units to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting units to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per unit at which the unitholder has agreed to deposit or tender voting units to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting units offered to be purchased under the Lock-Up Bid is less than all of the voting units held by unitholders (excluding units held by the offeror), the number of voting units offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting units offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting units offered to be purchased under the Lock-Up Bid; and

(c)    no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the unitholder if the unitholder fails to deposit or tender voting units to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units issued from and after the effective date (the "Effective Date") of the Agreement (being May 5, 2006). Rights are also attached to Trust Units outstanding on the Effective Date, although unit certificates issued prior to the Effective Date will not bear such a legend. Unitholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Trust Units and will not be exercisable or transferable separately from the Trust Units. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Trust Units.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)    the takeover bid must be made by means of a takeover bid circular;

(b)    the takeover bid is made to all holders of voting units as registered on the books of the Trust, other than the offeror;

(c)    the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting units will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and only if at such date more than 50% of the voting units held by independent unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)    the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting units may be taken up and paid for and that any voting units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)    the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting units may be taken up and paid for, more than 50% of the voting units held by independent unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting units for not less than ten business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of voting units on terms which the Board considers fair to all unitholders. In such circumstances, the Board may waive the application of the Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting units while the initial takeover bid is outstanding. The Board may also waive the application of the Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting units of the Trust within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting units, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting units otherwise than pursuant to the foregoing, waive the application of the Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of voting units, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting units are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to unitholders as are considered appropriate.

Amendment

The Trust may, with the prior approval of unitholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Agreement. The Trust may make amendments to the Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of unitholders, make amendments which are required to maintain the validity of the Agreement due to changes in any applicable legislation, regulations or rules.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable

7.	Omitted Information:

Not Applicable

8.	Executive Officer:

Curtis W. Hicks, Executive Vice President and Chief Financial Officer or Paul Beique, Director, Investor Relations, Vermilion Energy Trust, 2800, 400 - 4th Avenue S.W., Calgary, Alberta,T2P 0J4, Phone: (403) 269-4884, Fax: (403) 264-6303, www.vermilionenergy.com.

9.	Date of Report:

May 8, 2006.

Press Release Dated May 15, 2006
Vermilion Energy Trust Announces $0.17 Cash Distribution for June 15, 2006 Payment Date
and Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on June 15, 2006 to all unitholders of record on May 31, 2006. The ex-distribution date for this payment is May 29, 2006. This will be the Trust’s 40th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.40914 to 1.41614. The increase will be effective on May 15, 2006. A “Notice of Retraction” must be received by Computershare by May 19, 2006 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on May 15, 2006.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	April 28, 2006
Opening Exchange Ratio	1.40914
Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$34.21020
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00700
Effective Date of the Increase in the Exchange Ratio	May 15, 2006
Exchange Ratio as of the Effective Date	1.41614

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com